United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

     ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6-K dated July 26, 2003

2.	A copy of the presentation on Audited Accounts for the quarter ended June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2003

For ICICI Bank Limited

By	:	/s/ Jyotin Mehta
Name	:	Jyotin Mehta
Title	:	General Manager & Company Secretary

Item 1

Performance Review: Q1-2004

July 25, 2003

Highlights

	•	34% increase in profit after tax to Rs. 3.40 bn compared to Rs. 2.53 bn in Q1-2003

	•	Net interest margin improved to 1.7% for Q1- 2004 compared to 1.4% for FY2003

	•	Equity capital gains of Rs. 0.76 bn

• Capitalising on favourable market conditions to unlock value from historic long term investment portfolio

2

Highlights

	•	Sustained growth in retail portfolio, now constituting 35% of customer assets

	•	Net NPA ratio at 4.9% after compliance with 90-day norm

	•	Deposit growth of 12% in the quarter

• Deposits constitute 57% of funding
• About Rs. 23.00 bn of erstwhile ICICI borrowings repaid in Q1-2004

3

	Profit & loss statement
			(Rs. in billion)
		FY	Q1-	Q4-	Q1-
		2003	2003	2003	2004
	Interest income	93.15	23.96	23.81[1]	22.56
	Interest expense	79.44	20.60	19.96	18.40
	NII	13.71	3.36	3.85[1]	4.16
	Non-interest income	20.20	4.60	4.62[1]	6.44
	- Fee income	8.47	1.95	2.27	2.36
	- Treasury	5.00	0.97	0.70[1]	2.61
	Of which: Equity	1.09	0.11	0.13	0.76
	- Lease income	5.37	1.38	1.30	1.12
	- Others	1.36	0.30	0.35	0.35
	Operating income	33.91	7.96	8.47	10.60

	1. Dividend on mutual fund Rs. 0.53 bn excluded from NII and included in treasury
4

	Profit & loss statement
			(Rs. in billion)
		FY	Q1-	Q4-	Q1-
		2003	2003	2003	2004
	Operating income	33.91	7.96	8.47	10.60

	Operating expense	15.35	3.51	4.30	4.63

	Other DMA expense	1.62	0.13	0.56	0.58

	Lease depreciation	3.14	0.79	0.80	0.73

	Operating profit	13.80	3.53	2.81	4.66

5

	Profit & loss statement
			(Rs. in billion)
		FY	Q1-	Q4-	Q1-
		2003	2003	2003	2004
	Operating profit	13.80	3.53	2.81	4.66
	Profit on sale of ICICI Bank shares	11.91	-	-	-
	Less:
	- Provisions incl. addl. provision
	on loans	21.34	1.30	1.19	1.80
	- Writeback on loans	(4.04)	(0.57)	(1.86)	(0.55)
	- Provisions/(writeback) on
	investments	0.61	(0.02)	0.23	(0.40)
	- Tax, net of deferred tax	(4.26)	0.29	(0.13)	0.41
	Profit after tax	12.06	2.53	3.38	3.40

6

	Balance sheet: Assets
			(Rs. in billion)
		Mar 31,	Mar 31,	Jun 30,
		2002	2003	2003
	Cash, balances with
	banks & SLR	355.78	320.72	338.30
	- Cash & bank
	balances	127.86	64.89	68.01
	- SLR investments	227.92	255.83	270.29
	Advances	470.35	532.79	543.80
	Of which : Retail	61.25	191.32	225.35
	Debentures & bonds	64.36	56.90	60.08
	Other investments	66.63	41.89	41.39
	Fixed assets	42.39	40.61	39.68
	Other assets	41.55	75.21	75.16
	Total assets	1,041.06	1,068.12	1,098.41

7

Retail constitutes 21% of balance sheet

1. Includes advance tax, deferred tax & other current assets

8

	Balance sheet: Liabilities
			(Rs. in billion)
		Mar 31,	Mar 31,	Jun 30,
		2002	2003	2003
	Net worth	62.45	69.33	72.73
	- Equity capital	6.13	6.13	6.13
	- Reserves	56.32	63.20	66.61
	Preference capital	3.50	3.50	3.50
	Deposits	320.85	481.69	538.53
	- Savings & savings linked1	67.71	106.52	114.55
	- Current & current linked1	38.04	54.04	65.86
	- Term	215.10	321.13	358.13
	ICICI borrowings	582.10	372.50	349.32
	Other borrowings	7.60	68.02	63.86
	Other liabilities	64.56	73.08	70.47
	Total liabilities	1,041.06	1,068.12	1,098.41

		1. Includes value-added accounts linked to savings and current accounts.

9

	Key ratios
		(Per cent)
		FY	Q1-
		2003	2004
	Return on assets	1.2	1.2

	Return on net worth	18.3	19.2

	EPS (Rs.)	19.7	22.2

	NIM	1.4	1.7

	Cost of deposits	6.8	6.0

	Cost to income	49.9	46.9

	Book value per share (Rs.)	113.1	118.7

10

	Capital adequacy

		Mar 31, 2003		Jun 30, 2003

		Rs. bn	%	Rs. bn	%
	Total capital	91.46	11.10	94.85	11.15

	- Tier I1	58.07	7.05	60.27	7.09

	- Tier II	33.39	4.05	34.58	4.06

	Total risk
	weighted assets	823.81		850.53

	1.	Deferred tax asset netted off as per RBI guidelines Rs.5.03 bn at June 30, 2003 and Rs. 4.88 bn at March 31, 2003. This treatment had a negative impact of 59 basis points on Tier-1 capital adequacy at June 30, 2003.

11

	Consolidated profits
			(Rs. in billion)
		FY	Q1-	Q4-	Q1-
		2003	2003	2003	2004
	ICICI Bank standalone profit	12.06	2.53	3.38	3.40

	Add:
	- ICICI Securities	1.08	0.18	0.32	0.63
	- ICICI Prudential Life	(1.09)	(0.25)	(0.18)	(0.26)

	Less:

	- Dividend and other adjustments	1.09	0.17	0.32	0.40

	Consolidated profit	11.52	2.33	3.37	3.37

12

	Performance of key subsidiaries
					(Rs. in million)
			Profit after tax
		FY2003	Q1-2003	Q4-2003	Q1-2004
	ICICI Securities[1]	1,082	177	318	627
	ICICI Prudential	(1,471)	(335)	(234)	(351)
	ICICI Lombard	33	(32)	13	64

	1. Consolidated

13

	Asset quality and provisioning
		(Rs. in billion)
		March	June 30,
		31, 2003	2003
	Gross NPAs	84.14	86.75
	Less: cumulative write-offs	25.26	25.55
	Less: cumulative provisions	27.37	29.21
	Net NPAs	31.51	31.99
	Provision cover on NPAs	62.6%	63.1%

	• Net NPA ratio at 4.9%, based on 90-day norm

	• Net restructured assets at Rs. 104.91 bn

	•	5.5% provisioning coverage against performing corporate portfolio

14

	Top 10 industry-wise exposure
		(% to total)
	Industry	March 31,	June 30,
		2003	2003
	Retail finance	22.9	24.1
	Power	10.1	9.1
	Iron & steel	9.6	9.0
	Telecom	5.2	6.7
	Textiles	4.9	4.2
	Other services	8.5	4.2
	Engineering	3.5	3.8
	Financial services	3.7	3.7
	Crude petroleum & refining	5.4	3.1
	Petrochemicals	2.6	2.6
	Total exposure (Rs. bn)	840.59	936.30

	1) Exposure is net of write-offs and provisions

15

	Top 10 industry-wise net NPLs
		(% to total)
	Industry	March	June 30,
		31, 2003	2003
	Textiles	16.3	18.0
	Iron & Steel	13.3	11.1
	Chemicals	8.7	9.2
	Man-made fibres	9.8	7.7
	Engineering	8.9	6.9
	Metal & metal Products	6.9	6.2
	Services	4.8	4.2
	Paper & paper products	3.0	3.0
	Food-processing	3.2	2.8
	Petrochemicals	2.7	2.4

16

Shareholding pattern

June 30, 2003

17

Thank you

18

	Interest income
				(Rs. in billion)
		FY	Q1-	Q4-	Q1-
		2003	2003	2003	2004
	Advances	60.16	14.68	15.60	15.69

	Investments	28.571	8.06	6.581	6.01

	Balances with RBI, banks
	and others	4.42	1.22	1.63	0.86

	Total interest income	93.15	23.96	23.81	22.56

	•	Interest income is net of

	•	HTM premium amortisation of Rs. 0.35 bn (Q1-2003: Rs. 0.09 bn; Q4-2003: Rs. 0.45 bn; FY2003: Rs. 1.35 bn)

	•	Auto loan DMA commission of Rs. 0.59 bn (Q1- 2003: Rs. 0.28 bn; Q4-2003: Rs. 0.54 bn; FY2003: Rs. 1.57 bn)

	1. Excludes dividend on mutual fund Rs. 0.53 bn

19

	Interest expense
				(Rs. in billion)
		FY	Q1-	Q4-	Q1-
		2003	2003	2003	2004
	Deposits	24.80	5.97	6.67	7.27

	RBI / inter-bank borrowings	1.83	0.47	0.59	0.87

	Bonds, ICICI borrowings & others	52.81	14.16	12.70	10.26

	Total interest expense	79.44	20.60	19.96	18.40

20

	Operating expenses
				(Rs. in billion)
		FY	Q1-	Q4 -	Q1-
		2003	2003	2003	2004
	Salary	4.03	0.89	1.19	1.19
	Rents, taxes & lighting	1.12	0.28	0.27	0.35
	Printing & stationery	0.75	0.13	0.22	0.21
	Postage & courier	1.04	0.23	0.36	0.32
	Repairs & maintenance	1.45	0.40	0.36	0.45
	Insurance	0.25	0.05	0.08	0.09
	Bank charges	0.23	0.05	0.07	0.07
	Depreciation	1.91	0.42	0.56	0.59
	Others	4.57	1.06	1.19	1.36
	Operating expenses	15.35	3.51	4.30	4.63

21